Exhibit 99.1

Appendix 3Z

Final Director’s Interest Notice

Rule 3.19A.3

Appendix 3Z

Final Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity SIMS METAL MANAGEMENT LIMITED

ABN 69 114 838 630

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	DANIEL W. DIENST

Date of last notice	1 March 2013

Date that director ceased to be director	30 June 2013

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

522,293 American Depositary Shares

410,000 options to acquire American Depositary Shares

271,865 performance rights issued 22 November 2010, and 332,916 performance rights issued 11 November 2011, and 511,883 performance rights issued 16 November 2012, each pursuant to the Sims Metal Management Long Term Incentive Plan (“SimsMM Plan”)

178,037 options exp 23/11/2016 issued 23 November 2009, and 203,908 options exp 22/11/2017 issued 22 November 2010, and 283,695 options exp 11/11/2018 issued 11 November 2011, and 487,814 options exp 16/11/2019 issued 16 November 2012, each pursuant to the SimsMM Plan

+	See chapter 19 for defined terms.

11/3/2002	Appendix 3Z Page 1

Appendix 3Z

Final Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of securities
Note: Provide details of the circumstances giving rise to the relevant interest N/A

Part 3 – Director’s interests in contracts

Detail of contract	N/A

Nature of interest

Name of registered holder

(if issued securities)

No. and class of securities to which interest relates

+	See chapter 19 for defined terms.

Appendix 3Z Page 2	11/3/2002